Exhibit 99.3

Unless the context otherwise requires, all references in this section to the “Company,” “Elong,” “we,” “us,” or “our” refer to Elong Power Holding Limited and its subsidiaries and “TMT” refers to TMT Acquisition Corp. Other capitalized terms used but not defined in this exhibit have the meanings given to them in the Shell Company Report on Form 20-F to which this exhibit is attached (the “Form 20-F”).

The following unaudited pro forma condensed combined financial information of Elong and TMT, gives effect to the Business Combination, the PIPE Financing and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with SEC rules and regulations.

The unaudited pro forma condensed combined financial statements are based on the Elong historical financial statements and TMT historical financial statements as adjusted to give effect to the Business Combination, the PIPE Financing and related transactions. The unaudited pro forma condensed combined balance sheet gives pro forma effect to the Business Combination, the PIPE Financing and related transactions as if they had been consummated on June 30, 2024. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024 gives effect to the Business Combination, the PIPE Financing and related transactions as if they had occurred on January 1, 2024, the beginning of the earliest period presented. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 gives effect to the Business Combination, the PIPE Financing and related transactions as if they had occurred on January 1, 2023, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of Elong and TMT for the applicable periods included or incorporated by reference in the Form 20-F.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Business Combination, the PIPE Financing and related transactions been completed as of the dates indicated. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company’s following the Business Combination, the PIPE Financing and related transactions.

Elong and TMT have not had any historical relationship prior to the Business Combination. Accordingly, no transaction accounting adjustments were required to eliminate activities between the companies.

The following summarizes the pro forma capitalization of the combined company expected immediately following the Closing:

	Post-Business Combination

TMT public stockholders (99.3% redemption from the trust account)	42,114	0.1%
Shares of TMT public stockholders issuable upon conversion of TMT Rights at closing	1,200,000	2.0%
TMT Sponsors and its permitted transferees	1,870,000	3.2%
Shares of TMT founders and its permitted transferees issuable upon conversion of TMT founder rights	74,000	0.1%
TMT underwriter shares	270,000	0.5%
Finder shares	900,000	1.5%
Elong Class A and B Ordinary Shares	45,000,000	76.2%
Elong Earnout shares	9,000,000	15.2%
PIPE Investors	700,000	1.2%
Total shares at closing	59,056,114	100.0%

The share percentages set forth above with respect to Elong Ordinary Shares includes the shares originally issued to shareholders of Elong (as adjusted for the Elong Reverse Share Split), the Warrant Shares issuable to the holders of the Elong Warrants, the warrant holders exercised all of their warrants upon the completion of the ODI Approvals (as adjusted for the Elong Reverse Share Split), and the Earnout Shares. Because each Elong Class B Ordinary Share will entitle the holder thereof to 50 votes on all matters subject to vote at general meetings of New Elong, the Elong shareholders will hold 98.5% of the outstanding voting power immediately after Closing.

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UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2024

	Elong	TMT Acquisition Corp	Combined
	As of June 30, 2024	As of June 30, 2024	Transaction Accounting adjustments	Note 3	Pro Forma Combined

ASSETS

Current assets:
Cash and cash equivalents	$1,014,106	$683	$65,455,907	A	$7,739,106
			7,000,000	F
			(67,151,435)	P
			(100,000)	N
			(533,315)	N
			(500,000)	C
			500,000	C
			855,000	D
			1,291,510	Q
			(93,350)	S
Restricted cash	303,744	-			303,744
Promissory note receivable	500,000	-	(500,000)	C	-
			275,000	D
			(275,000)	D
Accounts receivable, net	768,509	-			768,509
Inventories	2,001,882	-			2,001,882
Prepaid expenses and other current assets	1,163,293	82,405			1,245,698
Deferred closing costs	374,672	-	(374,672)	E	-
Total current assets	6,126,206	83,088			12,058,939
Investments held in Trust Account	-	65,455,907	(65,455,907)	A	-
			1,291,510	Q
			(1,291,510)	Q
			880,000	D
			(880,000)	D
Long term accounts receivable	1,917,692	-			1,917,692
Property, plant and equipment, net	11,831,478	-			11,831,478
Operating lease right-of-use assets	16,073,724	-			16,073,724
Finance lease right-of-use assets	106,092	-			106,092
Other non current assets	-				-
Total assets	36,055,192	65,538,995			41,987,925

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Short term loans	1,772,237	-			1,772,237
Short term loans-related parties	550,418				550,418
Current portion of long-term loan payable	481,616	-			481,616
Accounts and notes payable	3,649,847	800,000	(775,000)	C	5,054,847
			1,380,000	D
Amounts due to related parties	81,033	144,225	(100,000)	N	125,258
Contract liabilities	3,817,000	-			3,817,000
Accrued expenses and other current liabilities	3,430,425	678,953	(475,983)	N	4,358,395
			725,000	N

Product warrant provision-current	2,061,718	-			2,061,718
Operating lease liability-current	3,928,409	-			3,928,409
Finance lease liability-current	154,253	-			154,253
Total current liabilities	19,926,956	1,623,178			22,304,151
Long-term loans	-	-			-
Product warrant provision-non current	761,246	-			761,246
Operating lease liability-non current	18,147,527	-			18,147,527
Finance liability-non current	-	-			-
Total liabilities	38,835,729	1,623,178			41,212,924

Commitments and contingencies

TMT-Ordinary shares subject to possible redemption		65,455,907	(65,455,907)	B	-
			2,171,510	R
			(2,171,510)	R
			-
Stockholder’s (deficit) equity					-
TMT-Preferred shares	-	-			-
TMT-Ordinary shares	-	214	(214)	G	-
Elong Power-Class A ordinary shares	68	-			532
			60	B
			1,144	H
			9	I
			34	J
			(731)	K
			(60)	P
New Elong common stock, par value $0.0001 per share; none issued and outstanding as of June 30, 2024			7	F
Elong Power- Class B ordinary shares	165	-			57
			(108)	K
Additional paid-in capital	38,502,737	-	6,999,930	F	53,438,273
			65,455,847	B
			214	G
			(1,144)	H
			8,999,991	I
			(34)	J
			838	K
			(1,540,304)	L
			(67,151,375)	P
			2,171,510	R
Statutory Reserve	708,470	-			708,470
Retained Earnings (Accumulated Deficit)	(42,553,599)	(1,540,304)			(53,933,954)
			(374,672)	E
			(9,000,000)	I
			1,540,304	L
			(782,333)	N
			(250,000)	D
			1,291,510	Q
			(2,171,510)	R
			(93,350)	S
Accumulated other comprehensive loss	561,622				561,622
Total stockholder’s equity (deficit)	(2,780,537)	(1,540,090)			775,001
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	36,055,192	65,538,995			41,987,925

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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

(Amounts in US$, except for per share data)

	Elong	TMT Acquisition Corp
	For the six months ended June 30, 2024	For the six months ended June 30, 2024	Transaction Accounting adjustments	Note 3	Pro Forma Combined
	A	B
Revenues
Revenues	$365,975	$	$-		$365,975
Cost of revenues	(821,023)				(821,023)
Cost of revenue – idle capacity	(1,251,322)				(1,251,322)
Gross loss	(1,706,370)	-			(1,706,370)
Operating expenses
Selling expenses	(63,541)				(63,541)
General and administrative expenses	(1,720,377)	(637,379)			(11,357,756)
			(9,000,000)	CC
Provision for credit losses	(141,639)				(141,639)
Research and development expenses	(56,904)				(56,904)
Total operating expenses	(1,982,461)	(637,379)			(11,619,840)
Loss from operations	(3,688,831)	(637,379)			(13,326,210)
Other income (expenses)
Interest income	2,245	1,395,429	(1,395,429)	AA	2,245
Interest expense	(156,362)	-			(156,362)
Foreign currency exchange gains (losses)	9,731	-			9,731
Government grant	224,534	-			224,534
Other income (expenses)	(154,725)	-			(154,725)
Total other income (expense), net	(74,577)	1,395,429			(74,577)
Income (loss) before income tax expense	(3,763,408)	758,049			(13,400,787)
Income tax expense	-	-			-
Net Income (loss)	(3,763,408)	758,049			(13,400,787)
Other comprehensive income (loss)
Foreign currency translation adjustment	4,535				4,535
Comprehensive Loss	(3,758,873)				(13,396,252)

LOSS PER SHARE ATTRIBUTABLE TO ELONG POWER CLASS A AND B ORDINARY SHARES*	$(0.16)				$(0.27)
Weighted average shares outstanding, basic and diluted of Elong Power Class A and B ordinary shares	23,383,432		26,372,682	DD	49,756,114
BASIC AND DIUTED INCOME PER SHARE		$0.09
Weighted average shares outstanding, basic and diluted		8,140,000

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UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

(Amounts in US$, except for per share data)

	Elong	TMT Acquisition Corp
	For the year ended December 31, 2023	For the year ended December 31, 2023	Transaction Accounting adjustments	Note 3	Pro Forma Combined
	A	B
Revenues
Revenues	$3,162,739	$	$-		$3,162,739
Cost of revenues	(3,563,832)				(3,563,832)
Cost of revenue – idle capacity	(3,512,954)				(3,512,954)
Gross loss	(3,914,047)	-			(3,914,047)
Operating expenses
Selling expenses	(260,287)				(260,287)
General and administrative expenses	(3,197,349)	(690,613)	(557,333)	BB	(13,445,295)
			(9,000,000)	CC
Provision for credit losses	301,002)				301,002)
Research and development expenses	(873,968)				(873,968)
Total operating expenses	(4,030,602)	(690,613)			(14,278,548)
Loss from operations	(7,944,649)	(690,613)			(18,192,595)
Other income (expenses)
Interest income	18,656	2,260,478	(2,260,478)	AA	18,656
Interest expense	(101,130)	-			(101,130)
Foreign currency exchange gains (losses)	-	-			-
Government grant	124,685	-			124,685
Other income (expenses)	456,437	-			456,437
Total other income (expense), net	498,648	2,260,478			498,648
Income (loss) before income tax expense	(7,446,001)	1,569,865			(17,693,947)
Income tax expense	-	-			-
Net Income (loss)	(7,446,001)	1,569,865			(17,693,947)
Other comprehensive income (loss)
Foreign currency translation adjustment	(77,359)				(77,359)
Comprehensive Loss	(7,523,360)				(17,771,306)

LOSS PER SHARE ATTRIBUTABLE TO ELONG POWER CLASS A AND B ORDINARY SHARES*	$(0.32)				$(0.36)
Weighted average shares outstanding, basic and diluted of Elong Power Class A and B ordinary shares	23,383,432		26,372,682	DD	49,756,114
BASIC AND DIUTED INCOME PER SHARE		$0.19
Weighted average shares outstanding, basic and diluted		8,140,000

* excluding Earnout shares (held in escrow) and Indemnification (held in escrow)

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma combined financial statements were prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 requires pro forma adjustments that depict the accounting for the transaction (“Transaction Accounting Adjustments”) and allows optional pro forma adjustments that present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Management has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The Business Combination transaction will be accounted for as a reverse acquisition and recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, TMT will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination transaction will be treated as the equivalent of Elong issuing stock for the net assets of TMT, accompanied by a recapitalization. The net assets of TMT will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with these accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined balance sheet has been prepared using and should be read in conjunction with the following:

The unaudited pro forma condensed combined balance sheet as of June 30, 2024 gives pro forma effect to the Business Combination as if it had been consummated on June 30, 2024.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2024 give pro forma effect to the Business Combination as if it had been consummated on January 1, 2024, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.

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The pro forma adjustments reflecting the consummation of the Business Combination are based on the actual transactions happened on or before the date of November 21, 2024 which is the date the Business Combination completed.

2. Accounting Policies

Upon completion of the Business Combination, management will perform a comprehensive review of TMT’s and Elong’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the combined company.

3. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

The transaction accounting adjustments to the unaudited combined pro forma balance sheet consists of the following:

A. Reflects the liquidation and reclassification of $65,455,907 of Investments held in trust account held in the trust account to cash and cash equivalents that becomes available for general use following the Closing.

B. Reflects the reclassification of 65,455,907 TMT ordinary shares subject to possible redemption to permanent equity immediately prior to the Closing.

C. Reflects the issuance of two convertible promissory notes (US$200,000 and$300,000) dated February 27, 2024, April 1, 2024 from TMT.

On February 27, 2024, April 1, 2024 and May 9, 2024, the Company advanced $200,000, $300,000 and $300,000, respectively, to TMT in order to pay for TMT’s extension fee in relation to its initial business combination. TMT issued three convertible promissory notes of $200,000, dated February 27, 2024, $300,000, dated April 1, 2024, and $300,000, dated May 9, 2024, respectively, to the Company with a principal amount of $200,000, $300,000 and $300,000 to evidence the advance.

D. Reflects the issuance of convertible promissory notes of total 1,380,000 after June 30, 2024 from TMT.

E. Reflects the reclassification of $374,672 deferred closing costs to retained earnings.

The Business Combination accounted for as a reverse recapitalization in accordance with U.S. GAAP ASC 805. Under this method of accounting, Elong is accounting acquirer, and as a result, qualifying transaction costs incurred by Elong are treated as deferred offering cost and any balance below the net proceeds from this reverse recapitalization will be charged directly to equity. This recording complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs – SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred offering costs consist of legal and other professional expenses incurred through the balance sheet date that are directly related to the Proposed Business Combination and that will be charged to shareholders’ equity upon the completion of the Proposed Business Combination with any balance below the net proceeds from this Business Combination. Should the Proposed Business Combination prove to be unsuccessful, these deferred costs charged to operation expenses. There was no net proceeds from this Business Combination left and all the deferred offering cost was adjusted to the operation expenses.

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F. Reflects the proceeds received from the PIPE Investment with the corresponding issuance of 700,000 shares of New Elong common stock at $10.00 per share.

G. Reflects the cancellation of TMT’s ordinary shares.

H. Reflects the issuance of Elong Class A Ordinary Shares at the Closing as Warrant Shares. The amount is allocated to ordinary shares at $0.00001 per share, and is charged to additional paid-in capital, all shareholders have exercised their options, and the merger completed on November 21, 2024.

I. Reflects the issuance of shares to Ever Talent Consultants Limited, immediately at the Closing.

J. Reflects the issuance of Elong Class A Ordinary Shares at the Closing for TMT. The amount is allocated to ordinary shares at $0.00001 per share, and is charged to additional paid-in capital.

K. Represents the Elong Reverse Share Split of the Elong Ordinary Shares immediately prior to the Closing.

L. Reflects the elimination of TMT’s historical retained earnings.

N. Represents the total preliminary estimated direct and incremental transaction costs of $557,333 that paid in cash and settlement of accrued transaction expenses of $700,983 and payable to related party for advanced expense of 100,000. The total transaction costs and expenses include the fees of legal counsel, auditor, SEC registration, trust account, proxy services, and printing, etc., recorded as a reduction of additional paid-in capital or retained earnings.

P. Reflects the 5,957,886 Public Shares that have been submitted for redemption before the business combination.

Q. Reflects TMT's interest income during June 30, 2024 to November 21, 2024.

R. Reflects TMT's cash movement from trust account during June 30, 2024 to November 21, 2024.

S. Reflects TMT’s operating expense during June 30, 2024 to November 21, 2024.

4. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments

The adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024 for Elong and TMT are as follows:

AA. Represents the elimination of investment income on the funds held in the trust account of TMT for the period ended June 30, 2024.

BB. Represents the direct and incremental transaction costs expenses of $557,333 for the period from June 30, 2024 to November 21, 2024, prior to, or concurrent with, the Closing.

CC. Represents the transaction cost incurred in connection with the following transaction: At the Effective Time, 900,000 Elong Class A Ordinary Shares will be issued to Ever Talent Consultants Limited for its services in connection with the Business Combination. On April 21, 2023, TMT signed an engagement letter with Ever Talent Consultants Limited, pursuant to which Ever Talent Consultants Limited is entitled to receive the shares upon the closing of the Business Combination. This amount is reflected in the unaudited pro forma condensed combined balance sheet in the estimated fair value in the amount of $9,000,000 at $10.00 per share and cause (i) an total increase of $9,000,000 in Class A ordinary share and additional paid-in capital; and (ii) an increase of $9,000,000 in accumulated deficit to reflect the incurred transaction cost.

Guided by ASC 718-10-25-20, the 900,000 shares issuable at the closing is nonemployee performance- based payment awards, and the accruals of such cost with performance condition shall be based on the probable outcome of that performance condition. Therefore, it is recognized as transaction cost at the closing date of the business combination.

DD. Reflects the increase in the weighted average shares in connection with the issuance of Elong Class A Ordinary Shares and Elong Reverse Share Split for the Business Combination, which are weighted as if they had been issued for the entire period. The 9,000,000 Earnout Shares and 300,000 Indemnification Shares were not included in the calculation of weighted average shares.

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Per ASC 260-10-45-13, shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). The 9,000,000 Earnout Shares and the 300,000 Indemnification Shares are defined as contingently issuable shares in the scope of ASC 260-10-45-13. Based on the above analysis, both of the shares will be excluded from the weighted average shares outstanding until they are no longer contingent.

5. Net Loss per Share

Net loss per share is calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination, assuming such additional shares were outstanding since June 1, 2024. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes the shares issuable relating to the Business Combination and related transactions have been outstanding for the entire periods presented. Under the maximum redemption scenario, this calculation is adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared for the six months ended June 30, 2024:

Combined
Six Months Ended
June 30, 2024
Pro forma net loss to common shareholders	$(13,400,787)
Net loss per share – basic and diluted	$(0.27)
Pro forma weighted average shares outstanding, basic and diluted
Elong holders of Class A and Class B ordinary shares*	44,700,000
Finder shares	900,000
TMT initial stockholders, including sponsors and its permitted transferees	1,944,000
TMT underwriter shares	270,000
TMT public stockholders	42,114
Shares of TMT public stockholders issuable upon conversion of TMT Rights at closing	1,200,000
TMT sponsor shares issuable upon conversion of TMT sponsor convertible notes	30,000
TMT sponsor shares issuable upon conversion of TMT sponsor convertible notes related TMT rights at closing	6,000
PIPE Investors	700,000
Total pro forma weighted average shares outstanding, basic and diluted	49,792,114

* excluding Earnout shares (held in escrow) and Indemnification (held in escrow)

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